Exhibit 99.6

News Release – 6	October 31, 2018

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

( ₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2018

		Quarter ended				Six months ended		Year ended
Particulars		September 30,		June 30,	September 30,	September 30,		March 31,
		2018		2018	2017	2018	2017	2018
I.	Revenue from operations	Audited
	(a) Revenue (refer note 2 (a))		17,644.13	16,592.33	13,281.36	34,236.46	23,476.80	58,234.33
	(b) Other operating revenue (refer note 10)		114.56	82.66	29.01	197.22	77.16	455.48
	Total Revenue from operations (a)+(b)		17,758.69	16,674.99	13,310.37	34,433.68	23,553.96	58,689.81
II.	Other Income (includes Government grants) (refer note 10)		343.87	1,521.59	222.27	1,865.46	985.84	2,492.48
III.	Total Income (I+II)		18,102.56	18,196.58	13,532.64	36,299.14	24,539.80	61,182.29
IV.	Expenses
	(a) Cost of materials consumed		11,427.74	11,582.55	8,650.77	23,010.29	14,700.68	37,080.45
	(b) Purchases of products for sale		1,601.86	1,584.40	994.60	3,186.26	1,846.00	4,762.41
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(119.60)	(1,090.68)	663.73	(1,210.28)	181.13	842.05
	(d) Excise duty (refer note 2 (b))		-	-	(487.73)	-	790.64	793.28
	(e) Employee benefits expense		1,045.40	1,032.92	941.97	2,078.32	1,879.62	3,966.73
	(f) Finance costs		443.12	493.23	439.20	936.35	801.92	1,744.43
	(g) Foreign exchange (gain)/loss (net)		301.23	195.07	72.89	496.30	65.10	17.14
	(h) Depreciation and amortisation expense		754.05	705.15	767.39	1,459.20	1,457.22	3,101.89
	(i) Product development/engineering expenses		103.12	105.50	111.19	208.62	186.43	474.98
	(j) Other expenses		2,548.51	2,410.69	1,806.02	4,959.20	3,730.40	9,234.27
	(k) Amount capitalised		(246.43)	(286.40)	(177.79)	(532.83)	(386.81)	(855.08)
	Total expenses (IV)		17,859.00	16,732.43	13,782.24	34,591.43	25,252.33	61,162.55
V.	Profit/(loss) before exceptional items and tax (III-IV)		243.56	1,464.15	(249.60)	1,707.71	(712.53)	19.74
VI.	Exceptional Items
	(a) Employee separation cost		-	-	-	-	-	3.68
	(b) Provision for/Impairment of capital work-in-progress and intangibles under development		93.21	-	-	93.21	-	962.98
VII.	Profit/(loss) before tax (V-VI)		150.35	1,464.15	(249.60)	1,614.50	(712.53)	(946.92)
VIII.	Tax expense/(credit) (net)
	(a) Current tax		22.93	257.27	14.33	280.20	20.98	92.63
	(b) Deferred tax		18.28	19.23	19.44	37.51	13.00	(4.70)
	Total tax expense		41.21	276.50	33.77	317.71	33.98	87.93
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		109.14	1,187.65	(283.37)	1,296.79	(746.51)	(1,034.85)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit or loss		54.59	(2.48)	45.45	52.11	78.08	62.28
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		0.59	0.37	0.61	0.96	(0.98)	(6.27)
	(B) (i) Items that will be reclassified to profit or loss		(20.61)	(36.33)	(8.58)	(56.94)	(27.90)	(19.56)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		7.20	12.64	2.97	19.84	9.65	6.77
	Total other comprehensive income/(loss)		41.77	(25.80)	40.45	15.97	58.85	43.22
XI.	Total comprehensive income/(loss) for the period (IX+X)		150.91	1,161.85	(242.92)	1,312.76	(687.66)	(991.63)
XII.	Paid-up equity share capital (face value of ₹ 2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XIII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)							19,491.76
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic EPS	₹	0.31	3.48	(0.83)	3.80	(2.20)	(3.05)
	(ii) Diluted EPS	₹	0.31	3.48	(0.83)	3.80	(2.20)	(3.05)
	(b) ‘A’ Ordinary shares (face value of ₹ 2 each)
	(i) Basic EPS	₹	0.41	3.58	(0.83)	3.90	(2.20)	(3.05)
	(ii) Diluted EPS	₹	0.41	3.58	(0.83)	3.90	(2.20)	(3.05)
			Not annualised

Statement of Standalone Assets and Liabilities
		(₹ in crores)
	As at September 30,	As at March 31,
	2018	2018
	Audited
I ASSETS
(1) Non-current assets
(a) Property, plant and equipment	17,836.45	18,192.52
(b) Capital work-in-progress	1,990.27	1,371.45
(c) Goodwill	99.09	99.09
(d) Other intangible assets	2,990.45	3,312.14
(e) Intangible assets under development	4,240.71	3,825.15
(f) Investments in subsidiaries, joint ventures and associates	13,950.60	13,950.60
(g) Financial assets
(i) Investments	359.35	310.19
(ii) Loans and advances	146.76	143.96
(iii) Other financial assets	1,032.78	793.40
(h) Non-current tax assets (net)	657.66	695.75
(i) Other non-current assets	1,954.68	1,546.39
	45,258.80	44,240.64
(2) Current assets
(a) Inventories	7,084.24	5,670.13
(b) Investments in subsidiaries and associates (held for sale)	681.91	681.91
(c) Financial assets
(i) Investments	2,640.63	1,820.87
(ii) Trade receivables	3,850.45	3,479.81
(iii) Cash and cash equivalents	361.98	546.82
(iv) Bank balances other than (iii) above	159.32	248.60
(v) Loans and advances	185.06	140.27
(vi) Other financial assets	549.03	646.31
(d) Current tax assets (net)	-	73.88
(e) Assets classified as held-for-sale	255.40	223.33
(f) Other current assets	1,309.08	1,439.73
	17,077.10	14,971.66
TOTAL ASSETS	62,335.90	59,212.30
II. EQUITY AND LIABILITIES
Equity
(a) Equity share capital	679.22	679.22
(b) Other equity	20,805.49	19,491.76
	21,484.71	20,170.98
Liabilities
(1) Non-current liabilities
(a) Financial liabilities
(i) Borrowings	14,208.70	13,155.91
(ii) Other financial liabilities	118.38	211.28
(b) Provisions	1,179.75	1,009.48
(c) Deferred tax liabilities (net)	173.02	154.61
(d) Other non-current liabilities	204.18	291.09
	15,884.03	14,822.37
(2) Current liabilities
(a) Financial liabilities
(i) Borrowings	5,485.07	3,099.87
(ii) Trade payables	9,862.76	9,411.05
(iii) Acceptances	3,602.90	4,814.58
(iv) Other financial liabilities	2,967.70	4,091.16
(b) Provisions	1,050.69	862.92
(c) Current tax liabilities (net)	182.84	21.77
(d) Other current liabilities	1,815.20	1,917.60
	24,967.16	24,218.95
TOTAL EQUITY AND LIABILITIES	62,335.90	59,212.30

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company's products mainly include commercial vehicles and passenger vehicles.

A core initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company.The Company believes that this reorganisation will improve speed, agility and simplicity within our business units, and enable strong functional leadership, improved decision-making, quicker response to changing market conditions and clear accountability. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles and passenger vehicles from Fiscal 2019. Consequent to these changes, the Company will have Commercial Vehicles and Passenger Vehicles as reporting segments. These segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

Segment assets includes property plant & equipment, intangible assets, trade receivables and inventory.

		Quarter ended			Six months ended		Year ended
Particulars		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2018	2018	2017	2018	2017	2018
A	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	13,939.32	12,892.34	10,244.69	26,831.66	18,143.40	44,875.54
II.	Passenger Vehicles	3,779.25	3,759.90	3,042.32	7,539.15	5,337.95	13,644.58
III.	Corporate/Unallocable	40.12	22.75	23.36	62.87	72.61	169.69
	Total Segment Revenue	17,758.69	16,674.99	13,310.37	34,433.68	23,553.96	58,689.81
	Less: Inter segment revenue	-	-	-	-	-	-
	Revenue from operations	17,758.69	16,674.99	13,310.37	34,433.68	23,553.96	58,689.81

B.	Segment results before other income (excluding governments grants),
	finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	1,181.81	1,146.36	949.18	2,328.17	1,062.87	3,474.29
II.	Passenger Vehicles	(256.83)	(330.02)	(779.05)	(586.85)	(1,571.90)	(2,985.13)
III.	Corporate/Unallocable	(75.49)	(57.36)	(50.45)	(132.85)	(120.25)	(265.45)
	Total Segment results	849.49	758.98	119.68	1,608.47	(629.28)	223.71
	Less: Inter segment eliminations	-	-	-	-	-	-
	Net Segment results	849.49	758.98	119.68	1,608.47	(629.28)	223.71
	Add/(Less) : Other income (excluding government grants)	138.42	1,393.47	142.81	1,531.89	783.77	1,557.60
	Add/(Less) : Finance costs	(443.12)	(493.23)	(439.20)	(936.35)	(801.92)	(1,744.43)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(301.23)	(195.07)	(72.89)	(496.30)	(65.10)	(17.14)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	-	-	-	-	-	(166.66)
	-Passenger Vehicles	(93.21)	-	-	(93.21)	-	(800.00)
	Total Profit/(loss) before tax
		150.35	1,464.15	(249.60)	1,614.50	(712.53)	(946.92)

			As at June 30,		As at September 30,		As at March 31,
C.	Segment Assets		2018		2018	2017	2018
I.	Commercial Vehicles		21,739.19		21,389.83	21,189.89	20,367.09
II.	Passenger Vehicles		15,868.31		15,781.35	15,183.89	15,360.16
III.	Corporate/Unallocable		23,744.30		25,164.72	23,824.09	23,485.05
	Total Assets		61,351.80		62,335.90	60,197.87	59,212.30
D.	Segment Liabilities (Unallocable)		40,018.97		40,851.19	39,671.73	39,041.32

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on October 31, 2018.
2) (a)

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18/Ind AS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Revenue from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Revenue from operations for the quarter and six months ended September 30, 2017 and year ended March 31, 2018 are not comparable with the current period. Following additional information is being provided to facilitate such comparison:

						( ₹ in crores)
Particulars	Quarter ended			Six months ended		Year ended
	September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
	2018	2018	2017	2018	2017	2018
1. Revenue from operations	17,758.69	16,674.99	13,310.37	34,433.68	23,553.96	58,689.81
2. Excise duty	-	-	-	-	(1,168.14)	(1,168.14)
3. Income from operations (net of excise duty) (1-2)	17,758.69	16,674.99	13,310.37	34,433.68	22,385.82	57,521.67

(b) Excise duty for the quarter ended September 30, 2017 represents reversal of excise duty on closing inventories held as at June 30, 2017.

3)	Other income includes:
						(₹ in crores)
Particulars	Quarter ended			Six months ended		Year ended
	September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
	2018	2018	2017	2018	2017	2018
Dividend from subsidiaries	15.15	1,310.04	28.88	1,325.19	586.23	982.29
4)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

						(₹ in crores)
Particulars	Quarter ended			Six months ended		Year ended
	September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
	2018	2018	2017	2018	2017	2018
1. Revenue from operations	17,280.85	16,275.02	12,828.24	33,555.87	22,859.46	56,533.20
2. Profit/(loss) before tax	85.80	1,404.80	(269.09)	1,490.60	(772.11)	(1,308.83)
3. Profit/(loss) after tax	77.94	1,151.49	(277.58)	1,229.43	(787.97)	(1,266.19)

5)

The listed Non-Convertible Debentures of Tata Motors Limited on standalone basis aggregating to ₹ 200 crores as at September 30, 2018 are secured by way of charge on certain assets and properties of the Company; both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.

6)

Pursuant to Non-Convertible Debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

				(₹ in crores)
Particulars		Six months ended		Year ended
		September 30,	September 30,	March 31,
		2018	2017	2018
Debt service coverage ratio (no. of times) [refer note (a)]		0.59	(0.31)	(0.14)
Interest service coverage ratio (no. of times) [refer note (b)]		3.62	(0.47)	(0.20)
Debt Equity ratio [refer note (c)]		0.97	1.00	0.89
Net Worth [refer note (d)]	(₹ in crores)	20,928.93	20,178.12	19,683.24
Capital Redemption Reserve	(₹ in crores)	2.28	2.28	2.28
Debenture Redemption Reserve	(₹ in crores)	1,085.94	1,085.94	1,085.94
Earnings per share (EPS)
A. Ordinary shares (face value of ₹2 each)
(a) Basic EPS	(₹)	3.61	(2.32)	(3.73)
(b) Diluted EPS	(₹)	3.61	(2.32)	(3.73)
(B). 'A' Ordinary shares (face value of ₹2 each)
(a) Basic EPS	(₹)	3.71	(2.32)	(3.73)
(b) Diluted EPS	(₹)	3.71	(2.32)	(3.73)
		Not annualised

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)
(b)	Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans.
For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term.
(c)	Debt Equity Ratio = Total Debt/Equity
(d)	Net Worth = Equity share capital + Other equity
7)

The investment in the Company's subsidiaries Tata Technologies Limited, TAL Manufacturing Solutions Limited  and Tata Motors Insurance Broking and Advisory Services Ltd and associate Tata Hitachi Construction Machinery Company Private Ltd and the company's certain assets related to defence business are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

8)

Effective April 30, 2018, the Company completed the merger of TML Drivelines Ltd (TML Drivelines) pursuant to a scheme of arrangement of merger. As TML Drivelines is a wholly owned subsidiary of the Company, the merger has been accounted in accordance with “Pooling of Interest Method” laid down by Appendix C of Indian Accounting Standard 103 (Ind AS 103): (Business combinations of entities under common control), notified under the Companies Act, 2013.

Accordingly, all assets, liabilities and reserves of TML Drivelines have been recorded in the books of account of the Company at their existing carrying amounts and in the same form. To the extent that there are inter-company loans, advances, deposits, balances  or other obligations between TML Drivelines and the Company,these have been eliminated. The difference, between the investments  held by the Company and all assets, liabilities and reserves of TML Drivelines, has been debited to capital reserve.

Comparative accounting period presented in the financial results of the Company viz. quarter and six months ended 30 September 2017 has been restated for the accounting impact of the merger, as stated above, as if the merger had occurred from the beginning of the comparative period in the financial statements i.e. April 1, 2016.

9)	Ind AS 115 - Revenue from Contracts with Customers

The Company adopted Ind AS 115 with a modified retrospective approach. The figures for the comparative periods has not been restated. There is no impact of Ind AS 115 adoption to the retained earnings as at April 1, 2018. Certain payouts made to dealers such as infrastructure support are now treated as variable components of consideration and have therefore in accordance with Ind AS 115, has been recognised as revenue deductions for the quarter and six months ended September 30, 2018.

10)

In compliance with Ind AS 20 - Government Grants and consequent to clarifications published by the Institute of Chartered Accountants of India, various Government Grants and incentives have been recognized as "Other Income". Earlier these were reported as "Other Operating Revenue" in the results. Previous periods have been reclassified accordingly for comparative purposes. This has no impact on reported Profit Before Tax (PBT).

11)	The Statutory Auditors have carried an audit of the above results for the quarter and six months ended September 30, 2018 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, October 31, 2018	CEO and Managing Director

For further press queries please contact Corporate Communications Tata Motors Limited at +00 91 22 66657289; www.tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.